UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Eastman Kodak Company

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

277461 40 6

(CUSIP Number)

Emanuel J. Adler

Blank Rome LLP

1271 Avenue of the Americas

New York, New York 10020

(212) 885-5000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 3, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 277461 40 6	Schedule 13D	Page 2 of 12

1	NAMES OF REPORTING PERSONS. Moses Marx
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,690,002[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,690,002[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,690,002[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.16%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 Includes 246,574 shares of Common Stock (as defined in Item 1) held directly; 3,139,741 shares of Common Stock held by Momar Corporation; 1,519,646 shares of Common Stock held by United Equities Commodities Company; 614,041 shares of Common Stock held by Marneu Holding Company; and 170,000 shares of Common Stock held by 111 John Realty Corp.

2 The percentage set forth in Row 13 of this Cover Page is based on the 43,223,181 shares of Common Stock of the Issuer (as defined in Item 1) outstanding as of November 1, 2019, as reported on Form 10-Q (as defined in Item 5).

CUSIP No. 277461 40 6	Schedule 13D	Page 3 of 12

1	NAMES OF REPORTING PERSONS. Momar Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,139,741
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,139,741
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,139,741
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.26%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1 The percentage set forth in Row 13 of this Cover Page is based on the 43,223,181 shares of Common Stock of the Issuer (as defined in Item 1) outstanding as of November 1, 2019, as reported on Form 10-Q (as defined in Item 5).

CUSIP No. 277461 40 6	Schedule 13D	Page 4 of 12

1	NAMES OF REPORTING PERSONS. Marneu Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 614,041
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 614,041
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 614,041
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.42%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1The percentage set forth in Row 13 of this Cover Page is based on the 43,223,181 shares of Common Stock of the Issuer (as defined in Item 1) outstanding as of November 1, 2019, as reported on Form 10-Q (as defined in Item 5).

CUSIP No. 277461 40 6	Schedule 13D	Page 5 of 12

1	NAMES OF REPORTING PERSONS. United Equities Commodities Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,519,646
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,519,646
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,519,646
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.52%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1The percentage set forth in Row 13 of this Cover Page is based on the 43,223,181 shares of Common Stock of the Issuer (as defined in Item 1) outstanding as of November 1, 2019, as reported on Form 10-Q (as defined in Item 5).

CUSIP No. 277461 40 6	Schedule 13D	Page 6 of 12

1	NAMES OF REPORTING PERSONS. 111 John Realty Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 170,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 170,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.39%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1 The percentage set forth in Row 13 of this Cover Page is based on the 43,223,181 shares of Common Stock of the Issuer (as defined in Item 1) outstanding as of November 1, 2019, as reported on Form 10-Q (as defined in Item 5).

CUSIP No. 277461 40 6	Schedule 13D	Page 7 of 12

1	NAMES OF REPORTING PERSONS. K.F. Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,044,023
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,044,023
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,044,023
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.67%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1 The percentage set forth in Row 13 of this Cover Page is based on the 43,223,181 shares of Common Stock of the Issuer (as defined in Item 1) outstanding as of November 1, 2019, as reported on Form 10-Q (as defined in Item 5).

Item 1. Security and Issuer.

This Amendment No. 2 amends the initial statement on Schedule 13D filed on September 13, 2013, as amended on May 3, 2017 (as amended, the “Statement”) relating to the common stock, $0.01 par value per share (“Common Stock”), of Eastman Kodak Company, a New Jersey corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 343 State Street, Rochester, New York, NY 14650.

Item 2. Identity and Background.

(a)      This Statement is being filed by Moses Marx, an individual, Momar Corporation, a New York corporation (“Momar”), Marneu Holding company, a New York general partnership (“Marneu”), United Equities Commodities Company, a New York general partnership (“UECC”), 111 John Realty Corp., a New York corporation (“111 John”) and K.F. Investors LLC, a New York limited liability company (“KF Investors”). The individual and entities hereinabove set forth (collectively, the “Reporting Persons”) are making this single, joint filing because they have agreed to act as a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Set forth below is information regarding Mr. Marx, Momar, Marneu, UECC, 111 John and KF Investors in response to Item 2 of Schedule 13D. The business address for the persons named in Item 2(a) is 160 Broadway, New York, NY 10038.

(b)–(c)

Momar is a New York corporation. Pursuant to Instruction C to Schedule 13D, Mr. Marx is the President of Momar, Dr. Joseph Fink is Vice President and Treasurer of Momar, and Philippe D. Katz is Vice President and Secretary of Momar. Messrs. Marx, Fink and Katz are the directors of Momar. No person is a controlling shareholder of Momar. Each of Mr. Marx, Dr. Fink and Mr. Katz is principally employed as a private investor and their principal business address is 160 Broadway, New York, New York 10038.

Marneu is a New York general partnership. Pursuant to Instruction C to Schedule 13D, the general partners of Marneu are Moses Marx and United Equities Realty Associates, a New York general partnership, the general partners of which are Mr. Marx, Dr. Fink and Mr. Katz. Mr. Marx holds a direct and indirect 71.4285% general partnership interest in Marneu.

UECC is a New York general partnership. Pursuant to Instruction C to Schedule 13D, the general partners of UECC are Mr. Marx, Dr. Fink and Mr. Katz. Mr. Marx holds a 99% general partnership interest in UECC.

111 John is a New York corporation. Pursuant to Instruction C to Schedule 13D, Mr. Marx, Dr. Fink and Mr. Katz comprise the Board of Directors and are President, Treasurer and Secretary, respectively of 111 John.

KF Investors is a New York limited liability company. Pursuant to Instruction C to Schedule 13D, the Manager of KF Investors are Dr. Fink and Mr. Katz. Mr. Marx has no ownership interest in nor any control of KF Investors.

(d)       During the last five years, none of the persons named in Item 2(a) above was convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)        During the last five years, none of the persons named in Item 2(a) above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        All individuals named herein are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

All securities described in this Schedule 13D were acquired by the respective Reporting Persons using their own funds.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock for investment purposes. Depending upon market conditions and other factors that the Reporting Persons deem material, they may purchase additional Common Stock or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Stock or other securities of the Issuer that they now own or may hereafter acquire.

Mr. Katz, whose affiliation with certain of the Reporting Persons is described in Item 2, serves as a member of the Board of Directors of the Issuer. As such, he participates in the planning and decisions of the Board of Directors and management of the Issuer.

Except as discussed in this Statement, none of the persons named in Item 2(a) above has any present plans or proposals which relate to or would result in any of the following:

(a)                The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)               An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)               Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                Any material change in the present capitalization or dividend policy of the Issuer;

(f)                Any other material change in the Issuer’s business or corporate structure;

(g)               Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)               Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                 A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                 Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) All percentages set forth in this Schedule 13D are based on the Issuer’s 43,223,181 shares of Common Stock outstanding as of November 1, 2019, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019 (“Form 10-Q”). The Information set forth in rows 7-13 of each Cover Page of this Schedule 13D is hereby incorporated by reference. The ownership of shares of Common Stock by KF Investors reported herein is as of the closing of the transaction contemplated by the Purchase Agreement (as defined below), which is scheduled to occur on December 9, 2019. In addition to the shares set forth on each Cover Page, Mr. Katz, whose affiliation with certain of the Reporting Persons is described in Item 2, owns 48,523 shares of Common Stock directly.

Each of the Reporting Persons expressly declares that this filing shall not be construed as an admission that such Reporting Person is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing other than those reported as owned by such Reporting Person directly.

None of the persons named in Item 2(a) above beneficially own any other shares of Common Stock of the Issuer.

(c)       On December 3, 2019, pursuant to a Purchase Agreement entered into on that date (the “Purchase Agreement”), KF Investors agreed to purchase 4,437,606 shares of Common Stock, from certain funds or accounts managed, advised or sub-advised by GSO Capital Partners LP (“GSO”), at a purchase price of $2.50 per share, in private transactions. The foregoing description of the Purchase Agreement is not intended to be complete and is qualified in its entirety by the full text of the Purchase Agreement and exhibits thereto which have been filed as Exhibit 1 hereto and are incorporated by reference herein. Except for the shares of Common Stock acquired in the transactions described in this Statement, none of the persons named in Item 2(a) above has effected any transaction in shares of Common Stock during the 60 days preceding the date of this Statement.

(d)       Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

(e)       It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In September 2013, the Issuer, UECC, Momar, GSO and certain other parties entered into a Registration Rights Agreement with respect to certain shares of Common Stock of the Issuer. The Registration Rights Agreement was filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form 8-A filed by the Issuer on September 3, 2013. Reference is made to the text of such Exhibit 4.1 for the terms of such Registration Rights Agreement. The Purchase Agreement provides that GSO assigns all of its rights under the Registration Rights Agreement to KF Investors and that GSO will send a certain Transfer Notice described therein to the Issuer promptly upon closing of the Purchase Agreement; and that KF Investors agrees to be bound by the Registration Rights Agreement and to execute such Transfer Notice.

Other than as indicated elsewhere in this Statement, none of the persons named in Item 2(a) above is a party to any contract, arrangement, understanding, or relationship described in Item 6 of Schedule 13D.

Item 7. Material to Be Filed as Exhibits:

Exhibit 1	Purchase Agreement.

Signatures

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 3, 2019	/s/ Moses Marx
MOSES MARX

Date:	December 3, 2019	MOMAR CORPORATION

		By:	/s/ Moses Marx
		Name:	Moses Marx
		Title:	President

Date:	December 3, 2019	MARNEU HOLDING COMPANY

		By:	/s/ Philippe D. Katz
		Name:	Philippe D. Katz
		Title:	Partner

Date:	December 3, 2019	UNITED EQUITIES COMMODITIES COMPANY

		By:	/s/ Philippe D. Katz
		Name:	Philippe D. Katz
		Title:	Partner

Date:	December 3, 2019	111 JOHN REALTY CORP.

		By:	/s/ Philippe D. Katz
		Name:	Philippe D. Katz
		Title:	Secretary

Date:	December 3, 2019	K.F. INVESTORS LLC

		By:	/s/ Philippe D. Katz
		Name:	Philippe D. Katz
		Title:	Manager